FINANCIAL STATEMENTS

THREE MONTHS ENDED JANUARY 31, 2006

(Expressed in Canadian Dollars)

(Unaudited)

The Company’s auditors have not reviewed these financial statements.

WORLD VENTURES INC.

FIRST QUARTER REPORT

Interim Consolidated Financial Statements

For the Three Months Ended January 31, 2006

Unaudited

(Expressed in Canadian Dollars)

REPORTING CURRENCY, FINANCIAL INFORMATION

Monetary amounts in this Form 6-K are stated in Canadian dollars (Cdn $) except where specifically stated otherwise. Financial information is presented in accordance with accounting principles generally accepted in Canada (“GAAP”). References to “we”, “our” and “us” mean World Ventures Inc., its predecessors, or any one or more of them, as the context requires.

2

WORLD VENTURES INC.

Consolidated Balance Sheet

As at January 31, 2006

Unaudited

(Expressed in Canadian dollars)

	3 month period ended 01/31/06	As of year ended 10/31/05
ASSETS (notes 4)
Current
Cash	$9,219	$4,391
Accounts receivable	6,072	4,340
Total Current Assets	15,291	8,731
Equipment (notes 8)	2,094	2,094
Resource Properties (notes 9 and 11)	279,769	264,305
TOTAL ASSETS	$297,154	$275,130
LIABILITIES
Current
Accounts Payable (note 10)	$414,806	$369,252
TOTAL LIABILITIES	414,806	369,252
Capital Stock and Deficit
Authorized: 50,000,000 common shares Issued: 13,572,154 at 01/31/06
Capital Stock (note 12(a)(b))	7,287,373	7,287,373
Contributed Surplus (note 15(g))	323,053	323,053
Deficit	(7,728,078)	(7,704,548)
TOTAL CAPITAL STOCK AND DEFICIT	(117,652)	(94,122)
TOTAL LIABILITIES, CAPITAL STOCK AND DEFICIT	$297,154	$275,130

Approved on behalf of the Board:

“Raynerd B. Carson”	Director

“Gary Van Norman”	Director

See notes to consolidated financial statements.

WORLD VENTURES INC.

Consolidated Statement of Operations and Deficit

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

	3 months period ended 01/31/06	3 month period ended 01/31/05
REVENUE
Revenue	$0	$0
Interest Revenue	0	0
	0	0
EXPENSES
Accounting and Legal	10,435	948
Public Relations and Advertising	4,312	2,215
Office Administration	3,072	0
Rent	3,000	3,000
Regulatory and Transfer Agent Fees	1,249	784
Telephone and Fax	512	441
Interest and Bank Charges	385	100
Printing, Postage and Courier	259	113
Computer and Internet	236	267
Office and Sundry	70	831
Consulting Fees	0	0
Triton Property	2,000	0
Lapon Property	13,464	25,427
Loss Before Other Items	(38,994)	(34,126)
Invested Properties	15,464	25,427
Net (Loss) for the period	(23,530)	(8,699)
Deficit – Beginning of Period	(7,704,548)	(7,202,867)
Deficit – End of Period	$(7,728,078)	$(7,211,566)
Income (Loss) per share for period	$0.00	$0.00

See notes to consolidated financial statements.

WORLD VENTURES INC.

Consolidated Statement of Cash Flows

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

	3 months ended 01/31/06	3 months ended 01/31/05
OPERATING ACTIVITIES
Net (Loss) for the period	$(23,530)	$(8,699)
Change in non-cash working capital	4,827	(12,921)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(18,703)	(21,620)

INVESTING ACTIVITIES
Expenditures relative to properties	(15,464)	(25,427)

	(15,464)	(25,427)

FINANCING ACTIVITIES
Advances from Shareholder	38,995	37,863
Capital Stock Issued	0	0
Exercise of Warrants	0	0
	38,995	37,863
Inflow (Outflow) of Cash	4,828	(9,184)
Cash, Beginning of Period	4,391	15,667
Cash, End of Period	$9,219	$6,483

Supplemental Cash Flow Information
Interest paid during period	$0	$0

Supplemental Information for Investing and Financing Activities
Warrants exercised as settlement of debt	$0	$0

See notes to consolidated financial statements

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited (Expressed in Canadian dollars)

1.	OPERATIONS

The Company was incorporated under the laws of the province of British Columbia, Canada. It is an exploration stage company, whose principal business activities include the development and exploration of natural resource properties. It has not been determined whether these properties contain ore reserves that are economically recoverable. The Company has not earned revenues from its mineral properties.

2.	GOING-CONCERN

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

The investment in and expenditures on resource properties comprise substantially all of the Company’s assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

The Company has incurred significant operating losses with an accumulated deficit of $7,704,548 and at October 31, 2005 has a working capital deficiency (an excess of current liabilities over current assets) of $360,521. The Company’s ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive cooperation from its creditors and achieve sufficient cash flows to cover obligations and expenses. Subsequent to October 31, 2005, certain of the debts of the Company are intended to be settled with the issuance of shares. The Company is actively pursuing mining development in the state of Nevada and at the date of these financial statements is focused on pursuing senior financing in order to achieve this goal. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue its operations as a going-concern.

The Company currently has some long outstanding amounts owed to debtors, which have gone to collection agencies. The Company owes the British Columbia government for corporation capital tax (note 4), which has interest accruing on a monthly basis. The Company is in discussion with the government to work out a repayment plan for the debt. The repurchase of shares as mentioned in note 12(f) is still incomplete.

3.	BASIS OF PRESENTATION

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America. The significant differences and the approximate related effects on these consolidated financial statements are set forth in note 15.

4.	CHARGE ON ASSETS

A charge has been placed over all the assets of the Company as security for unpaid British Columbia corporation capital tax amounting to approximately $85,000, including interest, as at October 31, 2005 and January 31, 2006.

5.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Principles of consolidation

These financial statements include the accounts of World Ventures Inc. and its wholly-owned subsidiary, World Ventures (Nevada) Inc. All inter-company balances and transactions have been eliminated.                                                                                 4

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all figures are in Canadian dollars. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States of America. The significant differences and the approximate related effects on these consolidated financial statements are set forth in note 13.

(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

(d)	Equipment

Equipment is recorded at cost.

Amortization of the machinery, equipment and automobiles is calculated at 20% per annum using the declining-balance method.

(e)	Resource properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company’s mineral rights are allowed to lapse. All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments to the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs will be depleted over the useful lives of the properties upon commencement of commercial production or written-off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited  (Expressed in Canadian dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Asset retirement obligations

During 2004, the Company early adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) new Handbook Section 3110, Asset Retirement Obligations. The Company has determined that it currently does not have such obligations; therefore, there is no effect on the financial statements.

(g)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is, more likely than not, to be realized.

(h)	Stock-based compensation

Effective November 1, 2003, the Company adopted the amended recommendations of the CICA Handbook Section 3870, for stock-based compensation and other stock-based payments. Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

Previously, the options granted to employees were accounted for using the intrinsic value method where compensation expense is recorded when options are granted at discounts to market. Options granted to non-employees were accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

As a result of this change in accounting policy, the Company has recognized $33,712 for stock-based compensation arising from prior years as the effect of a change in accounting policy and charged this amount to opening deficit.

(i)	Income (loss) per share

Income (loss) per share computations are based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating earnings per share. Diluted loss per share is not computed, as the effects of outstanding stock options and share purchase warrants is anti-dilutive.

(j)	Foreign currency transactions

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect at the balance sheet date;
(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
(iii)	Expenses at the average rate of exchange for the year.
(k)	Gains and losses

Gains and losses arising from the translation are included in net income (loss) for period.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

6.	FINANCIAL INSTRUMENTS

a.	Fair value

The carrying values of cash, accounts receivable and accounts payable approximate their fair values because of the short maturity of these financial instruments.

b.	Interest risk

The Company is not exposed to interest risk due to the short-term nature of its monetary assets and liabilities, however, is subject to interest risk to the extent of changes in the prescribed interest rate charged by the Minister of Finance (note 8).

c.	Credit risk

The Company is not exposed to credit risk, as its receivables are due from the Government of Canada.

d.	Translation risk

The Company is exposed to foreign currency fluctuations to the extent expenditures incurred by the Company are not denominated in Canadian dollars.

7.	REALIZATION OF ASSETS

The investment in and expenditures on resource properties comprise substantially all of the Company’s assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.

8.	EQUIPMENT

	January 31, 2006 and October 31, 2005
		Accumulated
	Cost	Amortization	Net
Automobiles	$17,219	$16,728	$491
Machinery	5,671	4,556	1,115
Equipment	967	479	488
	$23,857	$21,763	$2,094

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

8.	EQUIPMENT (Continued)

	October 31, 2004
		Accumulated
	Cost	Amortization	Net
Automobiles	$17,219	$16,605	$614
Machinery	5,671	4,277	1,394
Equipment	967	357	610
	$23,857	$21,239	$2,618

9.	RESOURCE PROPERTIES

	Lapon	Guanacaste	Pan-Oro	Gladiator	Triton	Totals
	(note 9(a))	(note 9(b))	(note 9(c))	(note 9(d))	(note 9(e))
Balance, October 31, 2003	$69,642	$1	$1	$0	$0	$69,644
Property tax	0	0	0	5,549	0	5,549
Legal	2,050	0	0	0	0	2,050
Consulting	16,500	0	0	0	0	16,500
Lease and supplies	36,178	0	0	0	0	36,178
Travel	19,779	0	0	0	0	19,779
Geological	11,826	0	0	0	0	11,826
Write-down of resource properties	0	0	0	(5,549)	0	(5,549)
Net expenditures for the year	86,333	0	0	0	0	86,333
Balance, October 31, 2004	155,975	1	1	0	0	155,977
Legal	15,337	0	0	0	0	15,337
Consulting	41,329	0	0	0	0	41,329
Lease and supplies	43,215	0	0	0	0	43,215
Travel	8,447	0	0	0	0	8,447
Net expenditures for the year	108,328	0	0	0	0	108,328
Balance, October 31, 2005	$264,303	$1	$1	$0	$0	$264,305
Legal	1,818	0	0	0	0	1,818
Consulting	0	0	0	0	0	2,000
Lease and supplies	10,553	0	0	0	0	10,553
Travel	1,093	0	0	0	0	1,093
Net expenditures for the period	13,464	0	0	0	2,000	15,464
Balance, January 31, 2006	$277,767	$1	$1	$0	$2,000	$279,769

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

9.	RESOURCE PROPERTIES (Continued)

a.	Lapon Canyon, Nevada

The Company entered into a lease purchase agreement dated June 6, 2002 with Mr. Donald B. Potts (“Potts”) to acquire the right to explore, develop and mine a property located in Mineral County, Nevada, USA (the “Property”). The initial lease term is five years but can be extended for an additional five years, and for so long thereafter as minerals are mined and produced from the Property. Upon commencing production of valuable minerals from the Property, the Company will pay Potts a royalty on production equal to 4% of net smelter returns (“NSR”).

Pursuant to a letter agreement with Potts dated May 2, 2002, the Company has paid to Potts the sum of US $11,000, which includes the royalty payment due on June 6, 2002. Commencing July 6, 2002, royalty payments are payable as follows:

Amount of Monthly
Payment Period	Payment US$

(i) July 6, 2002 through February 6, 2003 (paid)	$1,000
(ii) March 6, 2003 through November 6, 2003 (paid)	$1,500
(iii) December 6, 2003 through August 6, 2004 (paid)	$2,000
(iv) September 6, 2004 through May 4, 2005 (paid)	$2,500
(v) June 6, 2005 through February 6, 2006 (paid)	$3,000
(vi) March 6, 2006 through November 6, 2007(paid to March 6, 2006)	$3,500
(vii) December 6, 2007 through August 6, 2008	$4,000
(viii) September 6, 2008 through the 6th day of each month thereafter	$4,500

Potts granted the Company the exclusive right and option to purchase the Property for US $1,250,000 or 50% of the unpaid balance at any time during the initial or extended terms of the lease. Upon exercise of this option by the Company, Potts will transfer the Property to the Company with a reserved royalty on production equal to 0.5% of NSR.

On July 31, 2005, the Company applied to the Regional Office of The Bureau of Land Management for permits to carry out its exploration program on the Lapon Canyon gold project.

The Company received approval from the Regional Office of The Bureau of Land Management on September 16, 2005. The Company is required to post a reclamation bond in the amount of US $2,500.

b.	Guanacaste, Costa Rica

Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US $100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production.

Finder’s fees of $22,500 have been included in the cost of resource properties. The Company wrote down the property ($395,496) during 2003 and is holding the rights for future use.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

9.	RESOURCE PROPERTIES (Continued)

c.	Pan-Oro, Panama

During 1995, the Company entered into a letter of agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration on this property. The Company has a 90% ownership interest in Pan-Oro S.A., an inactive Panamanian corporation.

As at January 31, 2006, the Company is not actively exploring this property and will hold it for future development.

d.	Gladiator, Arizona

The Company entered into an option agreement on January 14, 2000 with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to 170 acres within the Prescott National Forest in the state of Arizona. The option expired January 14, 2002; however, as part of the original agreement, the Company agreed to pay any property tax balance outstanding during the option period. During 2004, the Company paid the outstanding arrears taxes of $5,549 relating to the option period.

e.	Triton, Ontario

The Company had written off the cost of its interest in this property in its 1997 fiscal year. During the prior year, the Company acquired an additional 50% interest for a total of 100% interest in certain mineral claims located in MacMurchy Township of the Lardev Lake Mining Division, Ontario subject to a 1% NSR payable to Teck Cominco Limited.

On November 14, 2004, the Company entered into a letter of intent with Starfire Minerals Inc. (“Starfire”) to explore the Company’s Triton property. In accordance with the agreement, Starfire was to expend $500,000 over a period of five years to earn a 50% interest in the Triton property. In addition, the Company was to receive 200,000 common shares of Starfire upon finalization of the agreement.

Starfire informed the Company that they were actively exploring this property and that approximately 800 acres of mining claims have been added to the Triton property. On July 18, 2005, Starfire relinquished its right to earn a 50% interest in the property.

In November 2005 the Company retained Vision Exploration to carry out an E-M survey on the Triton Property.

f.	Kootenay, British Columbia

In prior years the Company sold its 100% working interest in the Jersey-Emerald mineral claims located in the Nelson Mining Division, Kootenay, British Columbia, Canada (“Jersey-Emerald Property”). The Company retained 1.5% NSR in the Jersey-Emerald Property.

Although the Company has taken steps to ensure the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

10.	ACCOUNTS PAYABLE

	2006	2005	2004

Trade payables	$306,166	$273,612	$239,252
Capital taxes payable	84,927	84,927	79,047
Rent due to related parties	23,713	10,713	0

	$414,806	$369,252	$318,299

11.	WRITE-OFF OF DEBTS

In 2003, the Company, on the basis of a legal opinion, wrote off a debt of $685,931 owed to an unrelated party. The creditor was to be paid from royalties earned from a property that has reverted to the province of British Columbia. The creditor’s only recourse was against that property, which is no longer owned by the Company. In 2003, the Company wrote off a further $35,841 due to another unrelated party.

12.	CAPITAL STOCK

a.	Authorized 50,000,000 Common shares without par value

b.	Issued

	Number
	of Shares	Amount

Balance, October 31, 2003	10,782,154	$6,914,873
Exercise of warrants	1,300,000	195,000
Options exercised on settlement of debt	50,000	12,500
Shares to be redeemed (note 10(f))	(60,000)	(60,000)

Balance, October 31, 2004	12,072,154	7,062,373
Warrants exercised on settlement of debt (note 10(e))	1,500,000	225,000

Balance, October 31, 2005 and January 31, 2006	13,572,154	$7,287,373

During 2005, the Company issued 1,500,000 shares at a price of $0.15 per share on the exercise of share purchase warrants to settle a $225,000 debt to a shareholder.

During 2004, the Company issued 1,300,000 shares at a price of $0.15 per share on the exercise of share purchase warrants.

During 2004, the Company issued 50,000 shares at a price of $0.25 per share to settle $12,500 of debt to an employee of the Company.

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

12.	CAPITAL STOCK (Continued)

c.	The following table summarizes the Company’s stock option activity for the years ended October 31, 2005 and 2004:

			Weighted
		Exercise	Average
	Number	Price	Exercise
	of Shares	Per Share	Price

Balance, outstanding and exercisable October 31, 2003	550,000	$0.25	$0.25
Exercised	(50,000)	$0.25	$0.00

Balance, outstanding and exercisable October 31, 2004	500,000		$0.25
Expired	(500,000)		$0.00
Granted	800,000	$0.25	$0.25

Balance, outstanding and exercisable October 31, 2005 and January 31, 2006	800,000	$0.25	$0.25

d.	Stock options outstanding and exercisable to directors and employees as at January 31, 2006 and October 31, 2005 and 2004 were as follows:

	Exercise	Number of Shares
Expiry Date	Price	2005-06	2004

May 8, 2005 (expired)	$0.25	0	500,000
March 31, 2007	$0.25	800,000	0

e.	Share purchase warrants outstanding and exercisable as at October 31, 2005 and 2004 were as follows (no changes for January 31, 2006):

	Exercise	Number of Warrants
	Price	2005	2004

Opening balance, outstanding and exercisable		1,500,000	3,000,000
Exercised	$0.15	(1,500,000)	(1,300,000)
Expired	(500,000)	0	(200,000)

Closing balance, outstanding and exercisable October 31		0	1,500,000

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

12.	CAPITAL STOCK (Continued)

e.	(Continued)

i.

The warrants were attached to private placement shares issued during 2002. If exercised before April 24, 2003 the exercise price was $0.10, or $0.15 if exercised before April 24, 2004. The warrants expired unexercised during 2004.

ii.

The warrants were attached to private placement shares issued during 2003. If exercised before April 19, 2004 the exercise price was $0.10, or $0.15 if exercised before April 19, 2005. The warrants entitle the holder to purchase the stated number of common shares at the exercise price.

f.

Pursuant to a court judgment dated November 8, 2002, the Company was required to redeem 60,000 shares (300,000 shares prior to 1999 5:1 share consolidation) for $60,000 from a creditor. Interest was charged at 4% per annum.

As of February 3, 2006, the 60,000 shares have not been redeemed and have been reclassified to accounts payable.

g.	Contributed surplus

Adjustment to opening deficit for prior year – 2000 (note 4(h))	$33,712
Stock-based compensation for 2005	289,341
Balance October 31, 2005 and January 31, 2006	$323,053

Fair value of options granted during 2005 was calculated using the following weighted average assumptions:

Expected life (years)	2
Interest rate	2.97%
Annualized volatility	113 — 160%
Dividend rate	0.00

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

(a)	Services were provided by directors or parties related to directors. These services were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

	2006	2005	2004	2003

Consulting	$0	$54,772	$0	$0
Rent	$3,000	$12,000	$12,000	$12,000

(b)	Accounts receivable includes $665 as at January 31, 2006 and October 31, 2005 (2004 - $665) due from a director.

(c)

Accounts payable includes $ 23,713 as at January 31, 2006 and $10,713 for October 31, 2005 (2004 - $0) due to an individual related to the president of the Company and $ 108,444 as at January 31, 2006 and $96,736 for October 31, 2005 (2004 - $0) due to an officer of the Company.

(d)

During 2005 a shareholder advanced $172,963 to the Company and assumed certain debts of the Company totalling $68,199. Of the total, $225,000 was applied to the exercise of 1,500,000 warrants. Accounts payable includes $ 55,157 as at January 31, 2006 and $16,162 (2004 - $0) due to the shareholder at October 31, 2005.

14.	INCOME TAX LOSSES

Income taxes provisions are determined for the three prior year ends as follows (no changes have been recorded in the current interim period):

	2005	2004	2003

Income tax benefit computed at Canadian statutory rate	$(166,691)	$(44,233)	$85,703
Difference of amortization and capital cost allowance	187	233	263
Non-deductible interest expense	2,094	1,763	1,922
Write-down of resource properties	0	1,977	140,876
Stock-based compensation	103,063	0	0
Unrecognized tax losses	61,347	40,260	(228,764)
Income tax provision	$0	$0	$0

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

14.	INCOME TAX LOSSES (Continued)

Future income taxes reflect the tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The applicable tax rate to be expected is 35.62%. No changes have been recorded for the interim period financial statements. The components of future income tax assets at October 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003

Future income tax assets
Tax over book value of resource properties	$1,109,999	$1,184,166	$1,051,083
Tax over book value of property and
Equipment	11,243	11,796	11,546
Non-capital loss carry-forwards	1,234,905	1,146,025	1,078,436
	2,356,147	2,341,987	2,141,065
Valuation allowance	(2,356,147)	(2,341,987)	(2,141,065)

Net future income tax assets	$0	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets more likely than not will not be realized.

The Company has estimated operating losses that may be carried forward to apply against future years’ income for Canadian income tax purposes. No changes have been recorded for current interim period. These losses expire as follows:

Available to	Amount

2006	$165,200
2007	177,500
2008	281,100
2009	1,885,000
2010	47,600
2011	112,000
2015	172,200
$2,840,600

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

15.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(a)	Recently issued US accounting pronouncements

(ii)

In January 2004, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise both public and private that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company has no investment in or contractual relationship or other business relationship with a variable interest entity, and therefore, the adoption did not have any impact on the Company’s consolidated financial position, results of operations or cash flows.

(iii)

FAS 153, Exchanges of Non-Monetary Assets: The provision of this Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2005. The provisions of this Statement should be applied prospectively. There is no impact of the Company’s financial statements.

(iv)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46 prior to issuance of Interpretation 46(R). Application of Interpretation 46 or Interpretation 46(R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2004. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2005. Application by small business issuers to entities other than special purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(v)

In 2005, FASB issued a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (Statement No. 123(R)). This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revised pronouncement required that all stock options and warrants be accounted for using the fair value method. As discussed in note 4(h), the Company has adopted Statement No. 123(R), as revised.

(b)	The Company’s accounting policies do not materially differ from accounting policies generally accepted in the United States (US GAAP) except as follows:

Exploration expenditures

Under Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized (note 4(e)).

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

15.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(b)	(Continued)

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If estimated future cash flows expected to result from the use of the mining project or property and its eventual disposition are less than the carrying amount of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property. Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

(c)	Reconciliation of total assets, liabilities and shareholders’ deficit:

	2006	2005	2004

Total assets per Canadian GAAP	$297,154	$275,130	$177,805
Resource property costs	(279,769)	(264,305)	(155,977)
Total assets per US GAAP	$17,385	$10,825	$21,828

Total liabilities per Canadian GAAP	$414,806	$369,252	$318,299
Adjustments to US GAAP	0	0	0
Total liabilities per US GAAP	414,806	369,252	318,299

Shareholders’ deficit per Canadian GAAP	(117,652)	(94,122)	(140,494)
Resource property costs	(279,769)	(264,305)	(155,977)

Shareholders’ deficit per US GAAP	(397,421)	(358,427)	(296,471)

Liabilities and shareholders’ deficit per US GAAP	$17,385	$10,825	$21,828

WORLD VENTURES INC.

Notes to Consolidated Financial Statements

For Three Month Period Ended January 31, 2006

Unaudited

(Expressed in Canadian dollars)

15.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (Continued)

(d)	Reconciliation of loss reported in accordance with Canadian GAAP and US GAAP:

	2006	2005	2004

Net income (loss) per Canadian GAAP	$(23,530)	$(467,969)	$(124,181)
Adjustments to net income (loss)
Write-off of exploration expenditures	(15,464)	(108,328)	(91,882)
Add back expenditures that would have been expensed in prior years under US GAAP	0	0	5,549

Net income (loss) per US GAAP	$(38,994)	$(576,297)	$(210,514)

Income (loss) per common share

Canadian GAAP - Basic and diluted	$(0.00)	$(0.04)	$(0.01)

US GAAP - Basic and diluted	$(0.00)	$(0.04)	$(0.02)

Weighted average number of
shares outstanding	12,857,086	12,857,086	10,908,045

Weighted average number of shares outstanding does not include the 60,000 shares to be redeemed in accordance with the court judgment (note 10(f)).

(e)	Reconciliation of cash flows in accordance with US GAAP:

	2005	2005	2004

Net income (loss) per US GAAP	$(38,994)	$(576,297)	$(210,514)
Adjustments to net income (loss)
Stock-based compensation	0	289,341	0
Amortization	0	524	654
Write-down of debts	0	0	0
Net changes in non-cash working capital	4,827	275,156	1,543
Proceeds from warrants exercised	0	0	195,000

Inflow (outflow) of cash per US GAAP	$(34,167)	$(11,276)	$(13,317)

WORLD VENTURES INC.

Form 52-109F2 Certification of Interim Filings

I, Raynerd B. Carson, Chief Executive Officer of World Ventures Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of World Ventures Inc., (the issuer) for the interim period ending January 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March 17, 2006

/s/           “Raynerd B. Carson”

Raynerd B. Carson

President (Chief Executive Officer)

World Ventures Inc.

WORLD VENTURES INC.

Form 52-109F2 Certification of Interim Filings

I, Gary Van Norman, Chief Financial Officer of World Ventures Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of World Ventures Inc., (the issuer) for the interim period ending January 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March 17, 2006

/s/           “Gary Van Norman”

Gary Van Norman

Vice President (Chief Financial Officer)

World Ventures Inc.